UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Deep Medicine Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

243733102

(CUSIP Number)

Bright Vision Sponsor LLC

595 Madison Avenue, 12th Floor

New York, NY 10017

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 243733102	13D	Page 1 of 10 pages

1	Names of Reporting Persons. Bright Vision Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,569,000
8 Shared Voting Power 0
9 Sole Dispositive Power 3,569,000
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,569,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 21.72%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 243733102	13D	Page 2 of 10 pages

1	Names of Reporting Persons. Ke Li
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 3,569,000
8 Shared Voting Power 0
9 Sole Dispositive Power 3,569,000
10 Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,569,000
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 21.72%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 243733102	13D	Page 3 of 10 pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, par value $0.0001 per share (the “Class A common stock”), of Deep Medicine Acquisition Corp., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 595 Madison Avenue, 12th Floor, New York, NY 10017.

Item 2. Identity and Background

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

Bright Vision Sponsor LLC (“Sponsor”); and

Ke Li.

Sponsor is organized under the laws of the State of Delaware. Mr. Ke Li is a citizen of the United States of America. The address for the principal business office of each Reporting Person is 595 Madison Avenue, 12th Floor, New York, NY 10017.

Mr. Ke Li is a partner of L&L CPAS, PA, a PCAOB registered public accounting firm. The principal business of the Sponsor is investing in securities, including the securities of the Issuer. Mr. Li is the managing member of the Sponsor.

During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Placement Units (as defined below) was $4,065,000. The aggregate purchase price for the Founder Shares (as defined below) was $50,000. In each case, the source of these funds was the working capital of Sponsor.

Item 4. Purpose of Transaction

Founder Shares

In March 2021, Sponsor purchased 2,875,000 founder shares, classified as shares of Class B common stock (the “Founder Shares”), for an aggregate purchase price of $50,000. 375,000 of the Founder Shares were subject to forfeiture to the extent that the underwriters’ over-allotment option in connection with the Issuer’s initial public offering (the “IPO”) is not exercised in full or in part. In October 2021, the Issuer effected a 0.1 for 1 stock dividend for each share of Class B common stock outstanding, resulting in Sponsor holding an aggregate of 3,162,500 Founder Shares (up to 412,500 shares of which were subject to forfeiture

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depending on the extent to which the underwriters’ over-allotment option is exercised). At the closing of the IPO, the underwriters exercised the over-allotment option in full and as a result, no Founder Shares are subject to forfeiture. The number of Founder Shares issued was determined based on the expectation that such Founder Shares would represent 20% of the outstanding shares after the IPO (not including the shares of Class A common stock underlying the Placement Units and shares issued to the representative of the underwriters in the IPO (“representative shares”)). The Founder Shares will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to adjustment pursuant to certain anti-dilution rights.

Placement Units

On October 29, 2021 as part of a Private Placement Units Purchase Agreement dated October 26, 2021 (the “Unit Subscription Agreement”), Sponsor purchased 406,500 placement units (the “Placement Units”) from the Issuer for an aggregate purchase price of $4,065,000. Each Placement Unit consists of one share of Class A common stock (“Placement Share”) and one right to receive one-tenth of one share of Class A common stock at the consummation of the Business Combination (each, a “Placement Right”).

The foregoing description of the Unit Subscription Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Letter Agreement

Sponsor and the Issuer entered into a letter agreement (the “Letter Agreement”) with other parties named thereunder on October 26, 2021, pursuant to which Sponsor agreed to (i) waive its redemption rights with respect to its Founder Shares, Placement Shares and any public shares of Class A common stock (“public shares”) purchased during or after the IPO in connection with the completion of the Business Combination, (ii) waive its redemption rights with respect to its Founder Shares, Placement Shares and any public shares purchased during or after the IPO in connection with the completion of the Business Combination in connection with a stockholder vote to approve an amendment to the Issuer’s second amended and restated certificate of incorporation (A) to modify the substance or timing of the Issuer’s obligation to allow redemption in connection with the Issuer’s Business Combination or certain amendments to the Issuer’s charter prior thereto or to redeem 100% of the Issuer’s public shares if the Issuer does not complete the Business Combination within 12 months from the closing of the IPO (or up to 18 months from the closing of the IPO if the Company extends the period of time to consummate a Business Combination) (the “Combination Period”) or (B) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity and (iii) waive its rights to liquidating distributions from the trust account with respect to its Founder Shares if the Issuer fails to complete the Business Combination within the Combination Period, although Sponsor will be entitled to liquidating distributions from the trust account with respect to any public shares it holds if the Issuer fails to complete the Business Combination within the Combination Period.

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Pursuant to the Letter Agreement, Sponsor agreed to vote any Founder Shares, Placement Shares, and any public shares purchased during or after the IPO (including in open market and privately negotiated transactions) in favor of the Business Combination. If the Issuer submits the Business Combination to its public stockholders for a vote, the Issuer will complete the Business Combination only if a majority of the outstanding shares of Class A common stock and Class B common stock (collectively, the “Common Stock”) voted are voted in favor of the Business Combination.

Further pursuant to the Letter Agreement, Sponsor has agreed not to transfer, assign or sell 50% of the Founder Shares and shares issued post Business Combination shares (“post Business Combination shares”), as applicable, until the earlier of (i) six months after the date of the consummation of the Business Combination or (ii) the date on which the closing price of Class A common stock equals or exceeds $12.50 per share (as adjusted for stock sub-divisions, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Business Combination and the remaining 50% of the Founder Shares and post Business Combination shares, as applicable, may not be transferred, assigned or sold until six months after the date of the consummation of the Business Combination, or earlier, in either case, if, subsequent to the Business Combination, Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Pursuant to the Letter Agreement, Sponsor has agreed that the Placement Units (including the underlying Placement Rights, the Placement Shares and the shares of Class A common stock issuable upon conversion of the Placement Rights) will not be transferable, assignable or salable until 30 days after the completion of the Business Combination, subject to certain exceptions. Following such period, the Placement Units (including the underlying Placement Rights, the Placement Shares and the shares of Class A common stock issuable upon conversion of the Placement Rights) will be transferable, assignable or salable, except that the Placement Units will not trade.

The foregoing description of the Letter Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

Registration Rights Agreement

In connection with the closing of the IPO, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with Sponsor and other parties named thereunder on October 26, 2021, pursuant to which holders of at least a majority in interest of the issued and outstanding Founder Shares, Placement Units (including securities underlying such Placement Units), any shares of Class A common stock issuable upon the conversion of Founder Shares, any units that may be issued in connection with working capital loans, post Business Combination shares and any other registrable securities as defined in the Registration Rights Agreement (“Registrable Securities”) is entitled to make up to three demands, excluding short form registration demand, that the Issuer register Registrable Securities. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements

CUSIP No. 243733102	13D	Page 6 of 10 pages

filed subsequent to the Business Combination and rights to require the Issuer to register for resale such securities pursuant to Rule 415 under the Securities Act.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the agreement, which is attached as an exhibit hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to the terms of the Letter Agreement, any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the terms of the Letter Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including pursuant to registered transactions pursuant to the Registration Rights Agreement. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors (the “Board”), and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Class A common stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that any Reporting Person will propose such a transaction or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of or shared power to dispose

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or to direct the disposition of, as of the date hereof, based on 16,433,200 shares of Class A common stock outstanding as of October 29, 2021, which includes: (i) 12,650,000 shares of Class A common stock included in the units issued in the IPO, (ii) 519,500 Placement Shares, (iii) 3,162,500 shares of Class A common stock issuable upon conversion of the Founder Shares and (iv) 101,200 representative shares issued to the representative of the underwriters in the IPO.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Bright Vision Sponsor LLC	3,569,000	21.72%	3,569,000	0	3,569,000	0
Ke Li	3,569,000	21.72%	3,569,000	0	3,569,000	0

The securities reported above are held of record by Sponsor and include: (i) 406,500 Placement Shares, and (ii) 3,162,500 shares of Class A common stock issuable upon conversion of the Founder Shares. None of the Founder Shares are subject to forfeiture as a result of the full exercise of the underwriters’ over-allotment option at the closing of the IPO.

Ke Li is the managing member of the Sponsor. By virtue of this relationships, he may be deemed to have sole beneficial ownership of the securities held of record by Sponsor.

(c)       The Reporting Person has not effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D, which information is incorporated herein by reference.

(d)       Not applicable.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Unit Subscription Agreement, Letter Agreement, and Registration Rights Agreement and is incorporated herein by reference. A copy of these agreements are attached as exhibits to this Schedule 13D, and are incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

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Item 7.	Materials to be Filed as Exhibits
Exhibit Number	Description
1	Joint Filing Agreement.
2	Letter Agreement, dated October 26, 2021, by and among the Issuer, its officers, its directors, the Sponsor and I-Bankers Securities, Inc. (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed November 1, 2021).
3	Registration Rights Agreement, dated October 26, 2021, by and among the Issuer, Bright Vision Sponsor LLC and I-Bankers Securities, Inc. (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed November 1, 2021).
4	Private Placement Units Purchas Agreement, dated October 26, 2021, by and among the Issuer, the Sponsor and I-Bankers Securities, Inc. (Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed November 1, 2021).

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2021

Bright Vision Sponsor LLC

By: /s/ Ke Li

Name: Ke Li

Title: Managing Member

KE LI

/s/ Ke Li